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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                              ___________________

                                SCHEDULE 13E-4
                               (Final Amendment)
                         Issuer Tender Offer Statement
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)
                             Bradlees Stores, Inc.
                               (Name of Issuer)


                                Bradlees, Inc.
                             Bradlees Stores, Inc.
                     (Name of Person(s) Filing Statement)

                             9% Convertible Notes
                        (Title of Class of Securities)

                                      N/A
                                  ___________
                     (CUSIP Number of Class of Securities)

                                 PETER THORNER
               Chairman of the Board and Chief Executive Officer
                                       &
                               DAVID L. SCHMITT
                    Senior Vice President, General Counsel
                              Secretary and Clerk
                              One Bradlees Circle
                        Braintree, Massachusetts  02184
                                (781) 380-3000

(Name, Address, including zip code, and telephone number, including area code, of Person Authorized
    to Receive Notices and Communication on Behalf of the Person(s) Filing
                                  Statement)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

                            ______________________

                                   Copy to:

                            RAYMOND C. ZEMLIN, P.C.
                         Goodwin, Procter & Hoar  LLP
                                Exchange Place
                               Boston, MA  02109
                                (617) 570-1000
                            ______________________

                                 June 23, 1999

    (Date Tender Offer First Published, Sent or Given to Security Holders)
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     This Final Amendment amends and supplements the issuer Tender Offer
Statement on Schedule 13E-4, dated June 23, 1999, as amended on July 22, 1999 and July 29, 1999. The Issuer Tender Offer Statement is hereby amended to incorporate the information included in the Items and exhibits referred to below.


ITEM 1.   SECURITY AND ISSUER.

     Following the pre-payment of $17,015,000 aggregate principal amount of Notes on August 5, 1999, $11,976,000 aggregate principal amount of Notes remains outstanding. The Companies entered into the Supplemental Agreement with the holders of $8,996,000 aggregate principal amount of Notes (approximately 75% of the Notes outstanding following the pre-payment) on August 12, 1999.


ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 is hereby amended to include the following additional exhibit.

     (a) (6) Supplemental Agreement entered into by the Companies and the holders of $8,996,000 principal amount of Notes.

     (a) (7) Collateral Agency Agreement entered into by the Companies and the holders of $8,996,000 principal amount of Notes.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                BRADLEES, INC.



                                By:  /s/ Paul R. McKelvey
                                    ------------------------------------------
                                Name:  Paul R. McKelvey
                                Title: Vice President and Treasurer



                                BRADLEES STORES, INC.



                                By:  /s/ Paul R. McKelvey
                                    ------------------------------------------
                                Name:  Paul R. McKelvey
                                Title: Vice President and Treasurer




Dated:
August 12, 1999

                                       2
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                                 EXHIBIT INDEX


EXHIBIT                  DESCRIPTION
-------                  -----------

  (a) (6) Supplemental Agreement entered into by the Companies and the holders of $8,996,000 principal amount of Notes.

  (a) (7) Collateral Agency Agreement entered into by the Companies and the holders of $8,996,000 principal amount of Notes.